

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 25, 2017

Todd Kannegeiter
VirtualArmour International, Inc.
8085 S Chester Street, Suite 108
Centennial, CO 80112

   Re: **VirtualArmour International, Inc.**
      Draft Offering Statement on Form 1-A and Amendment No. 1
      Submitted August 30, 2017
      CIK No. 0001714024

Dear Mr. Kannegeiter:

   We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Part II – Offering Circular

Cover Page

1. We note that you have entered into an escrow agreement in connection with this offering. Accordingly, please revise your cover page to discuss your arrangements to place the funds received in escrow. Further, you state here and in several other places that the offering will terminate at the earliest of three dates, with one being "twelve months from the date this Offering Statement is re-qualified by the Commission." Please clarify the reference to re-qualification. Refer to the Instructions to Item 1(e) of Part II of Form 1-A.

Todd Kannegeiter
VirtualArmour International, Inc.
September 25, 2017
Page 2

Exhibit 8. Escrow Agreement

2.	Please also provide us with your analysis as to how your offering complies with Rule 10b-9 under the Securities Exchange Act of 1934. In this regard, we note that Section 1.11 of the escrow agreement does not appear to provide for the prompt return of funds to investors if the minimum amount is not met and the offering is terminated prior to August 15, 2018.

	Please contact Michael Foland, Law Clerk, at (202) 551-6711 or me at (202) 551-3483 with any questions.

				Sincerely,

				/s/ Katherine Wray

				Katherine Wray
				Attorney-Advisor
				Office of Information Technologies
				and Services

cc: Victoria Bantz, Esq.